

Statement of Financial Condition

Marex Capital Markets Inc.
December 31, 2023

With Report of Independent Registered Public
Accounting Firm

Marex Capital Markets Inc.
Statement of Financial Condition
December 31, 2023

Contents

Marex Capital Markets Inc.

Oath or Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69039

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/2022___ AND ENDING ___12/31/2023___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Marex Capital Markets Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__140 East 45th Street, 10th Floor__
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Bates	212-844-3693	cbates@marex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Deloitte & Touche LLP__
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

**Filed pursuant to Rule 17a5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT**

Marex Capital Markets Inc.

OATH OR AFFIRMATION

I, Ram Vittal _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Marex Capital Markets Inc. _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORETTA A WAGNER
Notary Public, State of New York
No. 01WA6039830
Qualified in Richmond County
Commission Expires April 10, 20 26

Signature:

Title: Chief Executive Officer

Loretta A. Wagner
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Marex Capital Markets Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marex Capital Markets Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2024

We have served as the Company's auditor since 2023.

Marex Capital Markets Inc.
Statement of Financial Condition
(In Thousands)
December 31, 2023

Assets

Cash and cash equivalents	$	45,596
Cash and securities segregated under federal and other regulations (cash of $2,859,965 and securities of $75,157)		2,935,122
Securities purchased under agreements to resell		4,475,230
Securities borrowed		2,501,383
Receivables from broker-dealers and clearing organizations (includes securities with a fair value of $1,798,302)		3,621,910
Trading assets (including securities pledged of $1,328,498)		1,586,061
Receivables from customers		179,122
Memberships and stock in exchanges owned, at adjusted cost (fair value of $3,741)		1,954
Goodwill and intangible assets (net of accumulated amortization of $348)		13,457
Other assets		15,952
Total assets	$	15,375,787

Liabilities and stockholder's equity

Securities sold under agreements to repurchase	$	3,118,862
Securities loaned		2,323,263
Payables to customers		7,146,592
Trading liabilities		1,923,465
Payables to broker-dealers and clearing organizations		89,186
Payables to affiliates		24,040
Accrued expenses and other liabilities		86,202
Total liabilities		14,711,610

Commitments, contingencies and guarantees (Note 10)

Liabilities subordinated to claims of general creditors	345,000
Share capital	400
Additional paid-in capital	158,829
Retained earnings	159,948
Total stockholder's equity	319,177
Total liabilities and stockholder's equity	$ 15,375,787

See accompanying notes to the Statement of Financial Condition.

1. Organization and Nature of Business

Marex Capital Markets Inc. ("the Company") is incorporated under the laws of the State of New York and is a direct, wholly-owned subsidiary of Marex Services Inc. ("MSI" or "the Parent"). Prior to December 1, 2022, the Company was an indirect, wholly-owned subsidiary of E D & F Man Holdings Ltd, a limited liability company incorporated in England. On December 1, 2022, the Capital Markets division of E D & F Man Holdings Ltd., of which the Company was a member, was acquired by Marex Group plc ("MG" or "the Ultimate Parent"), a limited liability company incorporated in England. Following the acquisition by the Ultimate Parent, the Company changed its name from E D & F Man Capital Markets Inc. to Marex Capital Markets Inc. and changed its fiscal year end from September 30 to December 31.

On June 12, 2023, the Company acquired the membership interests of Marex North America LLC ("MNA"), an affiliated company indirectly owned by the Ultimate Parent, in a non-cash transaction at a value of $9,224. On December 22, 2023, the membership interests of MNA were transferred to MSI, in a non-cash transaction at the Company's then carrying value of $14,921.

The Company operates as a broker and a dealer in U.S. treasury, government agency and other fixed income securities. The Company also executes and clears commodity futures, fixed income, FX, equity, and equity option transactions for the accounts of its customers and operates as a broker in listed and over-the-counter derivative contracts.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and as a Futures Commission Merchant ("FCM") with the U.S. Commodity Futures Trading Commission ("CFTC") and is approved as a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a clearing member of the principal U.S. futures exchanges and the Government Securities and Mortgage Backed Securities Divisions of the Fixed Income Clearing Corporation ("FICC"). Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC").

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S. dollars. The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Management believes that the estimates utilized in preparing its financial statements and the accompanying notes are reasonable; however, actual results could differ materially from those estimates

2. Significant Accounting Policies (continued)

Cash and Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2023, cash and cash and securities segregated under federal and other regulations on the statement of financial condition consisted solely of cash. The Company's cash balances are held with nationally recognized financial institutions, and exceed the federally insured limit. The Company has not experienced any losses in cash accounts and believes it is not subject to any significant credit risk on cash.

Trading Assets and Liabilities

Trading assets and liabilities and related gains and losses are recorded on a trade date basis.

Fair Value Measurements

The Company's financial instruments are reported at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures ("ASC 820"). The estimated fair value of trading assets and liabilities are generally based on quoted market prices or dealer quotes.

Certain other financial instruments are not carried at fair value but are recorded at amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. These financial assets include cash and cash equivalents and cash and securities segregated under Federal and other regulations or amounts deposited with broker-dealers and clearing organizations and would generally be presented within Level 1 of the fair value hierarchy. Receivables from brokers, dealers and clearing organizations, receivables from customers, receivables from affiliates, payables to brokers and dealers, payables to customers and payables to affiliates, are not carried at fair value; however, the recorded amounts approximate fair value due to their liquid or short term nature.

Collateralized Financing Transactions

The Company's collateralized financing transactions include securities purchased under agreements to resell (resale agreements), securities sold under agreements to repurchase (repurchase agreements) and securities borrowed and securities loaned transactions.

Resale and repurchase agreements are accounted for as collateralized financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and government agency securities, with a fair value equal to or in excess of the principal amount loaned.

2. Significant Accounting Policies (continued)

The market value of the underlying collateral is reviewed daily, and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

At December 31, 2023, the Company had obtained securities as collateral under resale agreements that could be repledged, delivered, or otherwise transferred, with a fair value of $20,572,387. The firm has $175,324 pledged to a clearing organization to meet margin requirements.

Securities borrowed and securities loaned transactions in equity and corporate debt securities are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced plus accrued interest. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lenders. The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of these securities have been repledged, delivered, or otherwise transferred, either as collateral under repurchase agreements or to satisfy the settlement of trading obligations of the Company and its clearing customers.

The Company nets certain repurchase agreements and resale agreements with the same counterparty on the statement of financial condition when the requirements of ASC 210-20, Balance Sheet – Offsetting, are met, including the existence of master netting agreements between the Company and its counterparties.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the value assigned to the net assets, including identifiable intangible assets, of a business acquired. Goodwill and finite-lived intangible assets are evaluated annually for impairment. Intangible assets are amortized over their estimated useful lives.

Memberships and Stock in Exchanges Owned

Memberships and stock in exchanges include trading rights and publicly traded shares of exchange stock, some of which is required to be held for membership privileges. Memberships in exchanges and stock in clearing organizations are carried at cost and periodically evaluated for impairment. Memberships and stock in exchanges not held for membership privileges are carried at market value.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated tax returns of Marex North America Holdings Inc. ("MNAH"). Prior to December 1, 2022, the Company was included in the consolidated tax returns of Marex US Holdings Inc. The Company accounts for income taxes on a separate company basis. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, Income Taxes ("ASC 740"), the Company recognizes the effect of income tax positions only if those positions are more-likely-than-not of being sustained upon examination by the taxing authorities. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change occurs. As of December 31, 2023, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10, Accounting for Uncertainties in Income Taxes.

Receivables from and Payables to Customers

Receivables from and payables to customers arise from commodity, fixed income and equity transactions and include margins paid and received, gains and losses on open trades and trades with customers that settle on a receive versus payment or delivery versus payment basis that have passed their settlement date (failed to receive or failed to deliver trades). Securities failed to deliver to customers of $4,340 and securities failed to receive from customers of $6,151 are recorded at the contract price of the securities delivered or received by the Company.

Securities, primarily U.S. government obligations and warehouse receipts, owned by customers and held by the Company as collateral or as margin and the fair value of customers' option positions are not reflected on the statement of financial condition. At December 31, 2023, the Company held customer securities of $312,630 and customer options of $138,766.

Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to clearing organizations represent end-of-day cash and securities deposits held with various clearing organizations and end of day cash balances and related amounts owed by or to clearing brokers arising from securities and futures transactions. The value of unsettled trades between trade date and settlement date is included in receivables from or payables to broker-dealers, as appropriate. Exposure on failed trades is monitored as part of the

2. Significant Accounting Policies (continued)

Company's risk management process. Unsettled trades and securities failed to deliver/receive are recorded at the contract price of the securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of the securities at December 31, 2023 approximates the amounts owed.

Recent Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-09, Improvements to Income Tax Disclosures. Under the ASU, companies must "(1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate)." The ASU's amendments are effective for annual periods beginning after December 15, 2024. Management does not expect any material impact on the Company's financial statements from the adoption of this ASU.

3. Cash and Securities Segregated under Federal and Other Regulations

Included in cash and securities segregated under federal and other regulations on the statement of financial condition at December 31, 2023, are $2,829,312 of cash, which is segregated and secured under the Commodity Exchange Act, $30,653 of cash and $71,893 in securities segregated in a special reserve bank account for the exclusive benefit of customers and $3,264 in securities segregated in a special reserve account for proprietary accounts of broker-dealers, in accordance with the Securities Exchange Act.

4. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2023, consist of the following:

	Receivables	Payables
Broker-Dealers	$ 160,324	$ 70,074
Clearing Organizations	3,461,586	19,112
	$ 3,621,910	$ 89,186

5. Collateralized Financing Transactions

In accordance with ASC 210-20-45-1, Balance Sheet, Offsetting, Other Presentation Matters ("ASC 210"), the Company offsets repurchase and resale agreements on the statement of financial condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

5. Collateralized Financing Transactions (continued)

The following table presents information about offsetting securities financing transactions and related collateral amounts. Securities financing transactions are included on the statement of financial condition as securities purchased under agreements to resell or securities borrowed and securities sold under agreements to repurchase or securities loaned.

	Gross amount	Amounts offset on the statement of financial condition	Net amounts presented on the statement of financial condition	Cash and financial instruments not offset on the statement of financial condition	Net amount
Financial Assets					
Securities purchased under agreement to resell	$ 20,369,997	$ (15,894,767)	$ 4,475,230	$ (4,416,030)	$ 59,200
Securities borrowed	2,501,383	-	2,501,383	(2,458,176)	43,207
Financial Liabilities					
Securities sold under agreements to repurchase	$ 19,013,629	$ (15,894,767)	$ 3,118,862	$ (3,096,160)	$ 22,702
Securities loaned	2,323,263	-	2,323,263	(2,268,997)	54,266

The following table presents the Company's gross obligations disaggregated by the class of collateral pledged and the remaining maturity of securities sold under agreements to repurchase and securities loaned at December 31, 2023.

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 Days	30-90 Days	Greater than 90 Days	Total
Repurchase agreements					
U.S. Treasury and agency securities	$ 17,538,454	$ 1,031,730	$ 443,445	$ -	$19,013,629
Securities lending agreements					
Equity Securities	2,323,263	-	-	-	2,323,263
Gross recognized liabilities	$ 19,861,717	$ 1,031,730	$ 443,445	$ -	$21,336,892

6. Fair Value Measurements

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1 – Assets and liabilities whose values are based on unadjusted quoted markets in active markets for identical assets or liabilities. Examples include highly liquid U.S. government securities, equity securities and listed options.

Level 2 – Assets and liabilities whose values are based on observable inputs, but do not qualify as Level 1 inputs. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. Examples include U.S. government agency and corporate securities.

Level 3 – Assets and liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. Financial assets and financial liabilities are classified as Level 3 if the unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis is as follows:

U.S. government, equity securities and exchange traded options are valued using quoted market prices. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.

6. Fair Value Measurements (continued)

Government agency and corporate securities are valued using quoted market prices, or alternative pricing sources, such as broker or dealer quotations, and are generally classified as Level 2. Certain agency securities may be classified as Level 1 because they trade in active markets, and there is sufficient information from a liquid market to classify them as Level 1.

The following table presents information about the Company's financial assets and financial liabilities measured at fair value as of December 31, 2023, within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Receivables from broker-dealers and clearing organizations				
US government and agency securities	$ 1,633,151	$165,151	$ -	$ 1,798,302
Trading Assets:				
Equity securities	$ 1,339,669	$ -	$ -	1,339,669
Options	168,338	-	-	168,338
Corporate securities	-	76,679	-	76,679
US government and agency securities	1,375	-	-	1,375
	$ 1,509,382	$ 76,679	$ —	$ 1,586,061
Liabilities				
Trading Liabilities:				
Options	$ 942,188	$ -	$ -	$ 942,188
Equity securities	916,063	-	-	916,063
Corporate securities	-	65,214	-	65,214
	$ 1,858,251	$ 65,214	$ —	$ 1,923,465

7. Derivative Instruments

From time to time, the Company holds positions in exchange-traded interest rate and currency futures to mitigate risks arising from its business activities. The Company facilitates counterparty transactions in To Be Announced securities ("TBAs"). These transactions are subject to varying degrees of market and credit risk.

The following table quantifies the derivative, TBA and currency futures balances recorded in trading assets, trading liabilities, receivables from customers, payables to customers, receivables from affiliates, and payables to broker-dealers and clearing organizations on the statement of financial condition, through a disclosure of notional amounts, and the fair value of those derivatives on a gross basis:

7. Derivative Instruments (continued)

Derivatives not designated or qualifying as hedging instruments

	Notional	Positive Replacement Value	Notional	Negative Replacement Value
Exchange-traded futures contracts	$ 479	$ 4	$ 4,883	$ 87
TBA forward contracts	$ 155,500	$ 7,207	$ 155,407	$ 7,300
Equity options	$ 3,427,730	$ 942,188	$ 3,449,267	$ 168,338

Exchange-traded futures transactions are classified within Level 1 of the fair value hierarchy. TBA transactions are classified within Level 2 of the fair value hierarchy.

8. Goodwill and Intangible Assets

	Estimated Life	Cost	Accumulated Amortization	Net Book Value
Goodwill	N/A	$ 1,717	$ -	$ 1,717
Customer Relationships	10-15 years	12,088	348	11,740
Total		$ 13,805	$ 348	$ 13,457

On July 17, 2023, the Company acquired the customer assets and liabilities and related business assets of an affiliate, MNA, a Delaware limited liability company. MNA was a registered futures commission merchant and engaged in a business which comprised the execution and clearing of listed derivative transactions on designated contract markets and the provision of trade clearing services to institutional and retail market participants and affiliates. As this was a transfer of assets and liabilities between related entities under common control of the Ultimate Parent, the assets were acquired at carrying value. As part of the transfer, the Company paid $6,204 to acquire intangible assets (customer relationships).

Acquisition of Cowen's Prime Services and Outsourced Trading

On December 1, 2023, the Company acquired the clients, certain staff and selected assets of the prime services and outsourced trading business of Cowen and Co LLC ("Cowen"), a Delaware limited liability company. The Company paid $32,315 to acquire net assets of $24,714 and goodwill and intangible assets of $7,601.

The accounting for the acquisition of certain assets of Cowen has only been provisionally determined at the end of the reporting period. As of the date of finalization of these financial statements, the necessary market valuations and other calculations have not been finalized.

9. Liabilities Subordinated to Claims of General Creditors

At December 31, 2023, liabilities subordinated to the claims of general creditors consisted of subordinated borrowings carried at contracted amounts, which approximate fair value. These borrowings are subordinated to the claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

On September 28, 2012, MSI provided a subordinated note payable to the Company of $20,000, with a maturity date of September 28, 2025. The interest rate, which resets periodically, is based on the Secured Overnight Financing Rate ("SOFR") plus 450 basis points.

On April 22, 2022, MSI provided a subordinated note payable to the Company of $20,000, with a maturity date of April 22, 2025. The interest rate, which resets periodically, is based on SOFR plus 450 basis points.

On March 24, 2023, MSI provided a subordinated note payable to the Company of $55,000, with a maturity date of March 24, 2026. The interest rate, which resets periodically, is based on SOFR plus 450 basis points.

Lastly, on July 14, 2023, MSI provided a subordinated note payable to the Company of $250,000, with a maturity date of July 14, 2026. The interest rate, which resets periodically, is based on SOFR plus 450 basis points.

10. Commitments, Contingent Liabilities, and Guarantees

In accordance with its clearing agreements, the Company may be required to indemnify its clearing brokers against specified potential losses, if any, arising from the provision of clearing services to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company, however, believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

The Company is a member of certain clearing organizations and exchanges. As a member, the Company may be required to pay a proportionate share of the financial obligations of a defaulting member of the clearing organizations or exchanges. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its own resources. In addition, any such guarantee obligations would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these guarantees, and management believes that any potential requirement to make payments under these guarantees is remote.

10. Commitments, Contingent Liabilities, and Guarantees (continued)

The Company is a member of the FICC and clears eligible treasury and government agency securities transactions through the FICC. The Company executes and clears customers' commodity futures transactions through various regulated, clearing organizations (together with FICC, "the Clearing Organizations"). The Company's treasury and agency securities are held in an account with a leading financial institution. The Company utilizes the services of other broker dealers ("the Clearing Brokers") to clear its non-FICC eligible securities transactions. The Clearing Brokers may also hold the Company's non-FICC eligible securities. The Company's clearing and settlement activities can result in concentrations of risk with the Clearing Organizations and the Clearing Brokers. Such risk, however, is mitigated by the Clearing Organizations and Clearing Brokers obligations to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the clearing firms and other members.

The Company has access to a $100 million 364-day committed credit facility arranged by a leading financial institution, which matures on May 2, 2024. The Company has a commitment to pay $168 of fees related to this facility. There were no outstanding borrowings under this facility at December 31, 2023. Additionally, the Company has access to a $60 million one-year committed credit facility arranged by MG, which matures on May 31, 2024. The Company has a commitment to pay $125 of fees related to this facility. There were no outstanding borrowings under this facility on December 31, 2023.

In the normal course of business, the Company may enter into forward starting repurchase and resale agreements with counterparties which are not reported on the statement of financial condition. At December 31, 2023, the principal value of these repurchase and resale agreements was $4,932,906 and $861,108, respectively.

In accordance with the provision of ASC 450, Contingencies ("ASC 450"), the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, the amount is accrued by the Company.

In the normal course of business, the Company may become party to, or be named in, lawsuits or similar proceedings. The Company believes, based on its present knowledge, that the resolution of any pending legal proceedings, individually or in the aggregate, would not have a material effect on the Company's statement of financial condition.
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11. Related-Party Transactions

At December 31, 2023, the Company has the following outstanding balances with related parties:

Receivables from affiliates (included in other assets):		
Marex US Holdings Inc.	$	267
Marex Spectron International Ltd.		173
X-Change Financial Access LLC		171
Other		163
	$	774
Payables to affiliates:		
Marex Financial	$	13,941
Marex Services Inc.		4,044
Marex Group plc		2,151
Marex Client Services Inc.		1,574
Other		2,330
	$	24,040

In the normal course of business, the Company enters into transactions with affiliated companies. The Company executes and clears trades for affiliates and utilizes clearing brokers to execute and clear transactions on exchanges where the Company is not a member. Included in receivables from broker-dealers is $92,501 from Marex Financial ("MF"), related to such transactions. Included in payables to customers are $1,057,623 due to MF, $9,034 due to Marex Derivative Products Inc., and $1,102 payable to employees.

The Company was included in the consolidated tax returns of E D & F Man Capital Markets US Holdings Inc. ("USH") from October 1, 2022 through November 30, 2022. During the 15 month period ended December 31, 2023, the Company made tax payments of $549 to USH. The Company was included in the consolidated tax returns of MNAH beginning December 1, 2022. During the 15 month period, the Company made tax payments of $3,190 to MNAH.

At December 31, 2023, the Company had $345,000 in subordinated borrowings payable to MSI.

In the normal course of business, Marex Client Services Inc. ("MCS") purchases outstanding receivables from the Company at a discount to book value. The total amount of receivables purchased by MCS in the 15 month period ended December 31, 2023 was $33,698.

The Company introduces business to and executes trading activity on behalf of MF.

12. Employee Benefit Plans

Substantially, all employees of the Company are covered by MSI's defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

13. Taxation

As of December 31, 2023, the Company has recorded a net deferred tax asset of $2,486, which is included in other assets on the statement of financial condition. The net deferred tax asset consists primarily of temporary differences related to expense accruals and differences in the book and tax basis of goodwill and intangible assets.

The Company accrues income taxes at the enacted statutory rate. The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relate to permanent items state and local taxes.

The Company has analyzed its tax positions with respect to the applicable income tax issues for the open tax years (three years beginning with fiscal year 2020), in each respective jurisdiction including New York, New York City and Illinois, and determined no material tax liabilities existed as of December 31, 2023. MNAH is not under any federal or state tax audit at this time.

14. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for FCMs and introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternate method of Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items, as defined, or $1,000 or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM with the CFTC. At December 31, 2023, the Company had net capital of $572,455 and excess net capital of $280,920. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

15. Subsequent Events

The Company has evaluated events subsequent to December 31, 2023 through March 1, 2024, the date on which these financial statements were issued. There were no recognizable or non-recognizable subsequent events during this period.